UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April/2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



LETTER TO RNS
DATED:  20 APRIL 2006



Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 20 April 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 40,159,558 shares, now represents 4.992% of the issued ordinary share capital of Pearson plc.



LETTER FROM:  PEARSON PLC



LETTER TO:  PEARSON PLC
DATED:      18 APRIL 2006


                             SECTION 198 NOTIFICATION
                             Notification Of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

     Ordinary Shares (804,498,954 shares outstanding)

Number of shares in which the Companies have an interest:

     40,159,558

Name(s) of registered holders):

     See Schedule B



As of 18 April 2006


Pearson plc

                                                       Number of     Percent of
                                                          Shares    Outstanding

The Capital Group Companies, Inc., ("CG") holdings    40,159,558         4.992%

Holdings by CG Management Companies and Funds

Capital Guardian Trust Company                        15,014,602%        1.866%

Capital International Limited                          7,040,655         0.875%

Capital International S.A.                             2,098,468         0.261%

Capital International, Inc.                              855,561         0.106%

Capital Research and Management Company               15,150,272         1.883%


                                   Schedule A



                   Schedule of holdings in Pearson plc
                          As of 18 April 2006

                     Capital Guardian Trust Company

Registered Name                                                Local Shares

State Street Nominees Limited                                     1,815,958

Bank of New York Nominees                                           537,978

Northern Trust                                                      149,100

Chase Manhattan Bank Australia Limited                                1,300

Chase Nominees Limited                                            6,824,749

BT Globenet Nominees Ltd.                                           243,935

Midland Bank plc                                                  1,127,910

Cede & Co.                                                          104,700

Bankers Trust                                                       552,900

Barclays Bank                                                        13,200

Royal Trust                                                          10,800

Brown Bros.                                                          17,893

Nortrust Nominees                                                 2,483,798

MSS Nominees Limited                                                 22,600

State street Bank & Trust Co.                                         1,800

Citibank NA                                                          21,500

Mellon Bank N.A.                                                     76,800

ROY Nominees Limited                                                 15,400

Mellon Nominees (UK) Limited                                        419,114

HSBC                                                                 17,400

JP Morgan Chase Bank                                                555,767

                                     TOTAL                       15,014,602

                                  Schedule B




                        Capital International Limited

Registered Name                                               Local Shares

State Street Nominees Limited                                      189,262

Bank of New York Nominees                                        1,090,981

Northern Trust                                                     874,938

Chase Nominees Limited                                           1,632,029

Midland Bank plc                                                    86,500

Bankers Trust                                                       98,200

Barclays Bank                                                       70,500

Morgan Guaranty                                                     86,900

Nortrust Nominees                                                  810,844

MSS Nominees Limited                                                70,700

State Street Bank & Trust Co.                                      455,210

Lloyds Bank                                                         39,800

Citibank NA                                                         18,800

Deutsche Bank AG                                                    65,400

Chase Manhattan Nominee Ltd.                                        65,100

HSBC Bank plc                                                      407,200

Mellon Bank NA                                                      74,300

KAS UK                                                              62,725

Bank One London                                                    125,900

HSBC                                                                 5,100

JP Morgan Chase Bank                                                72,900

Ralffelsen Zentral Bank                                            468,600

Fortis Bank                                                         14,900

Metzler Seel Sohn & Co                                              50,600

Nordea Bank                                                         82,066

Bayerische Hypo Und Vereinsbank AG                                  21,200

                                             TOTAL               7,040,655

                                        Schedule B



                          Capital International SA

State Street Nominees Limited                                       16,036

Bank of New York Nominees                                            4,800

Chase Nominees Limited                                             416,061

Midland Bank plc                                                    59,300

Barclays Bank                                                       12,800

Pictet & Cle, Geneva                                                44,955

Nortrust Nominees                                                   13,800

Morgan Stanley                                                      13,300

J.P.Morgan                                                       1,057,983

State Street Bank & Trust Co                                        25,852

Lloyds Bank                                                         18,800

HSBC Bank plc                                                      248,300

Lombard Odier Et Cle, Geneva                                       135,981

Metzler Seel Sohn & Co                                              16,700

Credit Suisse, Zurich                                               13,800

                                           TOTAL                 2,098,468

                                         Schedule B



                         Capital International. Inc.

State Street Nominees Limited                                      175,353

Bank of New York Nominees                                          166,168

Chase Nominees Limited                                              86,700

Midland Bank plc                                                    17,100

Bankers Trust                                                        7,700

Nortrust Nominees                                                  153,557

State Street Bank & Trust Co.                                      173,596

Citibank NA                                                         48,587

HSBC Bank plc                                                       26,800

                                         TOTAL                     855,561

                                        Schedule B



                Capital Research and Management Company

State Street Nominees Limited                                     750,000

Chase Nominees Limited                                         14,400,272

                                        TOTAL                  15,150,272



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 20 April , 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary